UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 23, 2014

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 23 October 2014

3rd quarter 2014 financial information

Orange achieved an excellent commercial performance, particularly in France, and confirmed both the stabilisation of its EBITDA margin in the 3rd quarter and its 2014 objectives

•

Commercial momentum was very strong in the 3rd quarter of 2014. France had 220,000 net sales of mobile contracts1, and premium offers (Open and Origami) represented 60% of the consumer contract customer base at 30 September 2014. In Spain, 100,000 customers were added to the mobile contract1 base and 64,000 to fixed broadband. In Poland, net sales of Orange Open multiplay offers rose 62,000 in the quarter. At 30 September 2014, there were 5.6 million mobile 4G customers in the United Kingdom, 2.7 million in France and 1.8 million in Spain. There were 2.5 million net additions to the mobile customer base in Africa and the Middle East during the quarter.

•

Revenues were 9.805 billion euros in the 3rd quarter of 2014, a decrease of 2.3% on a comparable basis. The gradual improvement in the revenue trend since the beginning of the year was confirmed with a decrease, excluding the impact of regulatory measures, limited to 1.4% in the 3rd quarter after declines of 2.3% in the 2nd quarter, 3.0% in the 1st quarter and 3.8% in the 4th quarter of 2013. The improvement in the 3rd quarter, as in the first nine months of the year, is related primarily to France, Belgium and the Enterprise segment, while the Africa and the Middle East segment continued its steady growth.

•

Restated EBITDA was 3.245 billion euros in the 3rd quarter of 2014, with a margin of 33.1%, stable compared to the 3rd quarter of 2013, on a comparable basis. Restated EBITDA for the first nine months of the year of 9.385 billion euros is in line with the target of restated EBITDA in the range of 12.0 to 12.5 billion euros for full-year 2014. Operating costs were reduced by 660 million euros on a comparable basis (-3.2%), offsetting 69% of the decline in revenues. Direct costs fell 4.3% (328 million euros) while indirect costs declined 2.5% (333 million euros). The target of reducing indirect costs by at least 300 million euros by the end of 2014 has already been achieved at 30 September 2014.

•

CAPEX was 3.808 billion euros at 30 September 2014, an increase of 2.9% on a comparable basis. This is in line with the objective of a stable level of CAPEX for the full year. Network CAPEX increased 6.5%, with a large share devoted to 4G and fibre optics in Europe (particularly France), enabling the Group to affirm its leadership in very high speed broadband. Investment in mobile networks continued to be very strong in Africa and the Middle East, supporting the rapid growth in usage. The ratio of CAPEX to revenues was 13.0% at 30 September 2014, an increase of 0.8 percentage points compared to the previous year.

Commenting on the results for the first nine months of 2014, Orange Chairman and CEO Stéphane Richard said: “Orange’s commercial momentum remained high in the 3rd quarter of 2014 across all our operations, fuelled by our ongoing investment efforts, particularly in very high speed fixed and mobile broadband. In France we added a record 65,000 new fibre customers this quarter and we’ll exceed the 3 million mark for 4G customers before year end, thanks to our coverage of 71% of the population at the end of September, consolidating our leadership position. I would also like to highlight both the solid performance in Spain, where convergent customers represent a growing share of the total customer base, and the notable and ongoing revenue growth in the Africa and Middle East region, which had a mobile customer base of 94 million at the end of September, an increase of nearly 10 million customers in one year. The improved revenue trend, combined with achieving our indirect cost reduction objective more than three months ahead of schedule, allowed us to once again stabilise our margin, as we did in the first half of the year. I would like to thank all of the Group’s employees for delivering such an impressive overall performance, which gives me confidence in our ability to meet our 2014 targets.”

__________________________

1   Excluding machine-to-machine contracts.

*

*      *

The Board of Directors of Orange SA met on 22 October 2014 and examined the Group's results at 30 September 2014.

The financial data and comparable basis data in this press release are unaudited.

More detailed information is available on the Orange website:

www.orange.com

key figures

•

30 September data

	2014	2013	2013	change	change	change
In millions of euros		comparable basis	historical basis	comparable basis	excluding regulatory measures	historical basis
Revenues	29,397	30,355	30,765	(3.2)%	(2.2)%	(4.4)%
Of which :
France	14,439	15,057	15,064	(4.1)%	(3.8)%	(4.1)%
Spain	2,896	3,060	3,060	(5.4)%	(2.3)%	(5.4)%
Poland	2,185	2,317	2,324	(5.7)%	(3.3)%	(6.0)%
Rest of World	5,469	5,494	5,821	(0.5)%	1.4%	(6.1)%
Enterprise	4,664	4,776	4,855	(2.3)%	(2.3)%	(3.9)%
International Carriers and Shared Services	1,340	1,329	1,273	0.9%	0.9%	5.3%
Eliminations	(1,597)	(1,677)	(1,633)	-	-	-
Restated EBITDA*	9,385	9,683	9,783	(3.1)%	(2.1)%	(4.1)%
As % of revenues	31.9%	31.9%	31.8%	0.0pt	0.0pt	0.1pt
CAPEX (excluding licences)	3,808	3,702	3,748	2.9%		1.6%
As % of revenues	13.0%	12.2%	12.2%	0.8pt		0.8pt

On an historical basis, revenues at 30 September 2014 declined 4.4% compared to the previous year, which included the impact of changes in the scope of consolidation (-0.9 percentage points), primarily the disposals of Orange Dominicana on 9 April 2014, Wirtualna Polska on 13 February 2014 and Etrali on 3 June 2013, along with the impact of foreign exchange (-0.4 percentage points), in particular with the decline of the Egyptian pound and the US dollar.

•

quarterly data

	3rd quarter	3rd quarter	3rd quarter	change comparable	change excluding	change historical
	2014	2013	2013	basis	regulatory	basis
In millions of euros		comparable basis	historical basis		measures
Revenues	9,805	10,031	10,162	(2.3)%	(1.4)%	(3.5)%
Of which :
France	4,826	4,978	4,980	(3.1)%	(2.6)%	(3.1)%
Spain	977	1,040	1,040	(6.1)%	(5.0)%	(6.1)%
Poland	730	757	752	(3.6)%	(2.8)%	(3.0)%
Rest of World	1,808	1,815	1,944	(0.4)%	2.2%	(7.0)%
Enterprise	1,525	1,551	1,558	(1.7)%	(1.7)%	(2.1)%
International Carriers and Shared Services	476	460	443	3.5%	3.5%	7.6%
Eliminations	(536)	(569)	(555)	-	-	-
Restated EBITDA*	3,245	3,322	3,366	(2.3)%	(0.9)%	(3.6)%
As % of revenues	33.1%	33.1%	33.1%	(0.0)pt	0.1pt	(0.0)pt
CAPEX (excluding licences)	1,307	1,277	1,293	2.4%		1.1%
As % of revenues	13.3%	12.7%	12.7%	0.6pt		0.6pt
* EBITDA restatements are described in appendix 2.

comments on key Group figures

revenues

Orange Group revenues were 29.397 billion euros in the first nine months of 2014, a decrease of 3.2% on a comparable basis. Excluding the impact of regulatory measures (-299 million euros), revenues declined 2.2%.

In the 3rd quarter of 2014, Group revenues fell 2.3% on a comparable basis. Excluding the impact of regulatory measures (-90 million euros), the decrease was limited to 1.4%, confirming the gradual improvement seen in the previous two quarters (-2.3% in the 2nd quarter after falling 3.0% in the 1st quarter and 3.8% in the 4th quarter of 2013):

•

in France, the decline in mobile services slowed significantly to 6.1% in the 3rd quarter after falling 8.9% in the 1st half. Fixed services benefitted from strong growth in carrier services, while fixed broadband revenues grew 0.9% after rising 0.7% in the 1st half;

•

in Spain, revenues declined 5.0% in the 3rd quarter after falling 4.7% in the 2nd quarter. The improvement in mobile services in the 3rd quarter was offset by a decline in mobile equipment sales. Fixed broadband services rose sharply, led by strong growth in convergent offers;

•

in Poland, revenues fell 2.8% in the 3rd quarter, after a 2.2% decline in the 2nd quarter. Mobile equipment sales through instalment payment plans, which were launched in April, offset part of the downturn in mobile and fixed services;

•

in the rest of Europe, the revenue trend improved (-2.9% in the 3rd quarter after falling 7.0% in the 1st half), reflecting the gradual turnaround of revenues in Belgium and Slovakia;

•

in Africa and the Middle East, growth continued to be strong (+6.4% in the 3rd quarter after rising 7.6% in the 1st half), due in particular to Egypt, Guinea, Mali, and Côte d’Ivoire;

•

in the Enterprise segment the revenue decline was limited to 1.7% in the 3rd quarter, confirming the improvement observed in the 1st half (down 2.7% after a 5.3% decline in full year 2013) following the continued growth of IT and integration services since the beginning of the year.

customer base growth

There were 182.1 million mobile services customers at 30 September 2014, an increase of 6.2% year on year on a comparable basis (10.7 million net additions), led by Africa and the Middle East. This region had 94.3 million customers at 30 September 2014, an increase of 11.4% (9.7 million net additions). Orange Money had 12 million customers at that same date (+53% year on year).

In France, mobile contracts (21.6 million customers) rose 5.5%, representing close to 80% of the total mobile customer base at 30 September. In the other European countries, mobile contracts (35.0 million customers at 30 September 2014) climbed 5.4% year on year, representing 58% of the mobile customer base at 30 September 2014. The increase in contracts was mainly seen in Spain, Poland, the United Kingdom, Romania, Slovakia and Belgium.

Fixed broadband had 15.8 million customers at 30 September 2014, an increase of 3.5% year on year representing 535,000 net additions, including 300,000 in Spain and 212,000 in France. The fixed broadband subscriber base included 576,000 fibre optic subscribers at 30 September 2014.

restated EBITDA

Restated EBITDA was 9.385 billion euros in the first nine months of 2014, a decrease of 3.1% on a comparable basis. The restated EBITDA margin was 31.9%, stable in relation to the first nine months of 2013. Operating costs were reduced by 660 million euros by 30 September 2014, offsetting 69% of the reduction in revenues (-959 million euros).

In the 3rd quarter of 2014, restated EBITDA was 3.245 billion euros, a 2.3% decrease on a comparable basis. The restated EBITDA margin (33.1%) remained stable compared to the 3rd quarter of 2013.

Direct costs declined 30 million euros: reductions in commercial costs (with a reduction in commissions related to the streamlining of distribution channels) were partly offset by an increase in interconnection costs and in other direct costs.

Indirect costs decreased 119 million euros. Labour expenses (restated) declined 3.1% (65 million euros), with the average number of employees falling 3.7% on a comparable basis (150,383 full-time equivalents in the 3rd quarter of 2014 versus 156,228 in the 3rd quarter of 2013). Other indirect costs were 54 million euros lower: reductions achieved in overheads, advertising and property expenses were partially offset by increased taxes in some countries in Africa and the Middle East and in Belgium.

CAPEX

CAPEX was 3.808 billion euros in the first nine months of 2014, while the ratio of CAPEX to revenues was 13.0%, a 0.8% percentage-point increase in relation to the first nine months of 2013 (on a comparable basis). Network CAPEX represented 59% of the Group’s CAPEX at 30 September 2014, an increase of 6.5% compared to the previous year, with a growing share devoted to very high speed broadband – 4G and fibre optics.

4G coverage increased significantly, covering 71% of the population in France, 66% in Spain, 59% in Poland and 81% in Belgium at 30 September 2014. 4G services were also launched in Romania, Slovakia and Moldova. 4G+ deployment has started in France, with services launched in Strasbourg and Toulouse in July, and coming to Paris very soon.

In France, deployment of fibre optics intensified; 3.257 million households had connectivity at 30 September 2014, an increase of 684,000 households with connectivity in nine months (+27%). In Spain, the annual target for 2014 for deployment of the fibre optic network has already been achieved, with 0.8 million households with connectivity at the end of September.

CAPEX on the mobile networks was also high in Africa and the Middle East, particularly in Egypt, Côte d’Ivoire, Mali, Senegal, Guinea and Cameroon, supporting the rapid growth in usage. In addition, in July Orange confirmed its position as a leading player in the submarine cable field with the signature of an agreement for the construction of Sea-Me-We 5, the new submarine cable that will link France to Singapore.

changes to portfolio of operations

On 15 September 2014, Orange announced a friendly tender offer for 100% of the shares of Jazztel, a fixed and mobile services operator in Spain. With this acquisition Orange would create the second largest telecom operator in fixed broadband and one of the most dynamic mobile operators in Spain, accelerating customer convergence.

On 9 April 2014, the Group finalised the disposal of 100% of Orange Dominicana (Dominican Republic), resulting in a gain of 281 million euros at 30 September 2014.

On 19 May 2014, the Group announced the signing of an agreement for the disposal of its majority interest in Orange Uganda.

On 13 February 2014, Orange Polska finalised the disposal of 100% of its subsidiary Wirtualna Polska in Poland.

outlook for 2014

The Group confirms its target of achieving restated EBITDA in the range of 12.0 to 12.5 billion euros for the full year 2014. The restated EBITDA margin for the full-year 2014 is expected to remain stable compared to 2013.

The Group also confirms the objective of returning to a restated ratio of net debt to EBITDA closer to 2x at the end of 2014 and a restated ratio of about 2x in the medium term to preserve Orange's financial strength and investment capacity.

Within this framework, the Group is pursuing a policy of selective acquisitions, concentrating on markets in which it is already present.

The Group confirms the payment of a dividend of 0.60 euros per share for 20142. An interim dividend for 2014 of 0.20 euros per share will be paid in cash on 9 December 20143.

review by operating segment

France

Revenues in France reflected the gradual improvement seen since the beginning of the year, with a modest decrease of 2.6% in the 3rd quarter of 2014 after a 4.4% decline in the 1st half (on a comparable basis and excluding the impact of regulatory measures).

This improvement reflected the positive trend in mobile services, where the decrease was limited to 6.1% in the 3rd quarter of 2014 after a decline of 8.9% in the 1st half (excluding the impact of regulatory measures). Commercial momentum remained strong, with a particularly high level of net contract sales4 in the 3rd quarter (+220,000), led by the premium offers (Origami and Open), which represented 60% of consumer contracts at 30 September 2014, and by the Sosh online offer (2.292 million customers at 30 September 2014) which increased 42% year on year. The total contract customer base (21.579 million customers at 30 September 2014) rose 5.5% year on year. There were 2.7 million 4G customers at 30 September 2014, representing an increase of 37% in three months.

__________________________

2   Subject to the approval of the Annual General Meeting of shareholders.

3    The ex-dividend date is set at 5 December 2014 and the record date at 8 December 2014.

4   Excluding machine-to-machine contracts.

Fixed services decreased 0.8% in the 3rd quarter of 2014, after declining 1.0% in the 1st half (excluding the impact of regulatory measures). Traditional fixed telephony continued to decline (-13.8% in the 3rd quarter) while carrier services grew 7.5%, led in particular by the unbundling of telephone lines and the growth of fibre optics under co-financing arrangements. Fixed broadband revenues rose 0.9% in the 3rd quarter. The fixed broadband customer base (10.258 million subscribers at 30 September 2014) grew 2.1% year on year. It included 481,000 fibre optic subscribers at that date, compared to 273,000 one year earlier. In the 3rd quarter, net sales of fibre optic subscriptions (+65,000) represented 77% of all fixed broadband net sales. The convergent offers (Open, Open Pro and Sosh+Livebox) represented 43% of the fixed broadband customer base at 30 September 2014, compared to 33% a year earlier.

Spain

Revenues in Spain declined 5.0% in the 3rd quarter of 2014, after falling 4.7% in the 2nd quarter (on a comparable basis, excluding the impact of regulatory measures). The anticipated slowing of mobile equipment sales that started in the 2nd quarter was accentuated in the 3rd quarter5.The mobile services trend improved and growth in fixed broadband services remained strong, led by the solid growth of the customer base.

Mobile services showed the first quarterly improvement (-10.2% in the 3rd quarter versus -13.7% in the 2nd quarter, excluding the impact of regulatory measures) after the deterioration of the preceding quarters related to price reductions and the rapid growth of SIM-only and Canguro convergent offers. In particular, SIM-only offers represented 81% of the consumer contract customer base at 30 September 2014 (versus only 34% one year earlier). On that date, the contract customer base had 9.337 million customers, a year-on-year increase of 6.2%, representing 544,000 net sales, of which 192,000 were in the 3rd quarter.

Growth in fixed services rose significantly by 12.5% in the 3rd quarter after a 7.7% increase in the 2nd quarter. Fixed broadband services maintained momentum, with revenues rising 15.2% in the 3rd quarter after an increase of 15.5% in the 2nd quarter. There were 1.894 million broadband subscribers at 30 September 2014 (+18.8% year on year), led by the success of the Canguro convergent offers, which represented 77% of the fixed broadband customer base on that date versus 60% one year earlier. Carrier services (international interconnection) increased 11.7% in the 3rd quarter after the downturn recorded in the 2nd quarter (-4.3%).

Poland

Revenues in Poland declined 2.8% in the 3rd quarter of 2014 after falling 2.2% in the 2nd quarter of 2014 (on a comparable basis, excluding the impact of regulatory measures). The very sharp increase in mobile equipment sales (+268% in the 3rd quarter), generated by growth in instalment payment plans launched in April partially offset the decline in mobile and fixed services.

Mobile services declined 4.8% in the 3rd quarter after declining 2.9% in the 2nd quarter (excluding the impact of regulatory measures), due to price reductions and the growth of SIM-only offers. Commercial momentum continued to be high, particularly for contracts, with 74,000 net sales in the 3rd quarter led by the Orange Open convergent offers, where the customer base more than doubled year on year (480,000 customers at 30 September 2014 versus 211,000 one year ago). Overall, the mobile customer base at 30 September 2014 rose 3.1% year on year.

Fixed services declined 7.8% in the 3rd quarter of 2014, after declining 7.4% in the 2nd quarter (excluding the impact of regulatory measures). The decrease in traditional telephony slowed to 11.6% after falling 12.4% previously, while fixed broadband revenues posted a decrease of 1.5% in the 3rd quarter, reflecting the change in the customer base (-1.6% year on year).

Rest of World

Revenues in the Rest of World segment increased 2.2% in the 3rd quarter of 2014, in line with the 2nd quarter (+2.5%), after decreasing 0.2% in the 1st quarter (on a comparable basis, excluding the impact of regulatory measures).

In Africa and the Middle East, revenues continued to climb steadily, rising 6.4% in the 3rd quarter after gaining 7.6% in the 1st half (excluding the impact of regulatory measures), led by strong growth in the mobile customer base with 94.3 million customers at 30 September 2014, representing 9.7 million net additions year on year (+11.4%). There was rapid growth in mobile data services, in particular Orange Money which had 12 million customers at 30 September 2014, a 53% increase year on year. The principal contributors to revenue growth were Egypt, Guinea, Mali and Côte d’Ivoire.

__________________________

5   Revenues from mobile equipment sales had risen sharply in the previous quarters with the rapid growth of the instalment payment plan launched in the 2nd quarter of 2013.

In Europe, the revenue trend has improved since the beginning of the year, with a slight decrease of 2.9% in the 3rd quarter after a decline of 5.7% in the 2nd quarter and of 8.4% in the 1st quarter (excluding the impact of regulatory measures). This reflected the gradual recovery in Belgium (declines of 9.9% in the 3rd quarter, 13.1% in the 2nd quarter and 18.7% in the 1st quarter), where mobile services were affected by major tariff overhauls in 2013. Revenues improved in Slovakia as well, where they were relatively stable in the 3rd quarter after a decline of 5.4% in the 1st half. Romania recorded growth of 3.4% in the 3rd quarter. The mobile services customer base in Europe rose 1.1% year on year to 20.1 million customers at 30 September 2014. This figure included 10.7 million contract customers as of that date, year-on-year growth of 4.4%.

Enterprise

Revenues in the Enterprise segment declined 1.7% in the 3rd quarter of 2014 after falling 2.7% in the 1st half, on a comparable basis. The improvement in the 3rd quarter was mostly due to IT and integration services, which increased 7.5% after increasing 5.0% in the 1st half, led by security solutions (+31%) including revenues from the Orange Cyberdefense subsidiary, image services (+34%) and cloud computing (+19%). Unified communication and collaborative services, which contributed to the improved trend, rose 3.9% over the quarter.

Data services declined 3.1%: legacy services decreased 15.3% while IP VPN remained relatively stable at -0.6% over the quarter.

Voice services declined 7.6% in the 3rd quarter: the downturn in traditional fixed telephony (-10.8%) and the decrease in customer-relations services (-7.0%) were partly offset by the growth in Voice over IP (+7.1%) and in audio-conferencing services (+11.3%).

contacts

press: +33 1 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange.com

Jean-Bernard Orsoni

jeanbernard.orsoni@orange.com

Sébastien Audra

sebastien.audra@orange.com

Tom Wright

tom.wright@orange.com

Olivier Emberger

olivier.emberger@orange.com

Caroline Simeoni

caroline.simeoni@orange.com

financial communications: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach

p.lambert@orange.com

Corentin Maigné

corentin.maigne@orange.com

Constance Gest

constance.gest@orange.com

Luca Gaballo
luca.gaballo@orange.com

Caroline Maury

caroline.maury@orange.com

Didier Kohn
didier.kohn@orange.com

All press releases are available on the Group’s websites:

•

www.orange.com

•

www.orange.es

•

www.ee.co.uk

•

www.orange-ir.pl

•

www.orange-business.com

disclaimer

This press release contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: consolidation of the telecom and audiovisual sector in France, Orange’s ability to withstand intense competition in the telecommunications industry and to adapt to the ongoing transformation of the telecommunications industry, in particular to technological changes and new customer expectations, the poor economic conditions prevailing in particular in France and in Europe and in certain other markets in which Orange operates, Orange’s ability to capture growth opportunities in new markets and the risks specific to those markets, Orange’s ability to maintain a direct link with its customers in the face of new powerful players, such as content and service suppliers or search engines, the effectiveness of Orange’s action plans for human resources and IT, network development, customer satisfaction and international expansion, as well as the success of other strategic, operational and financial initiatives, as embodied in its Conquest 2015 initiative, risks related to information and communications technology systems generally, fiscal and regulatory constraints and changes, and the  results of litigation regarding regulations, competition and other matters, the success of Orange's French and international investments, joint ventures and strategic partnerships in situations in which it may or may not have control of the enterprise, and in countries presenting additional risk, Orange's credit ratings, and its ability to access capital markets and the state of capital markets in general, exchange rate or interest rate fluctuations, asset impairments. More detailed information on the potential risks that could affect our financial results will be found in the Registration Document filed with the French Autorité des Marchés Financiers (AMF) on April 29, 2014 and in the annual report on Form 20-F to be filed with the U.S. Securities and Exchange Commission on April 30, 2014. Forward-looking statements speak only as of the date they are made. Other than as required by law (in particular pursuant to sections 223-1 and seq. of the General Regulations of the AMF), Orange does not undertake any obligation to update them in light of new information or future developments.

appendix 1: revenues by operating segment

	2014	2013	2013	change	change
		comparable basis	historical basis	comparable basis	historical basis
In millions of euros				(in %)	(in %)
September 30
France	14,439	15,057	15,064	(4.1)%	(4.1)%
Mobile services	5,802	6,368	6,368	(8.9)%	(8.9)%
Mobile equipment sales	371	354	354	4.7%	4.7%
Fixed services	7,904	7,960	7,960	(0.7)%	(0.7)%
Fixed services retail	4,966	5,212	5,212	(4.7)%	(4.7)%
Fixed wholesale	2,938	2,748	2,748	6.9%	6.9%
Other revenues	363	375	383	(3.3)%	(5.2)%
Spain	2,896	3,060	3,060	(5.4)%	(5.4)%
Mobile services	1,850	2,192	2,192	(15.6)%	(15.6)%
Mobile equipment sales	352	231	231	52.3%	52.3%
Fixed services	689	627	627	10.0%	10.0%
Other revenues	5	11	11	(52.4)%	(52.4)%
Poland	2,185	2,317	2,324	(5.7)%	(6.0)%
Mobile services	1,034	1,111	1,104	(6.9)%	(6.3)%
Mobile equipment sales	67	26	26	159.8%	161.4%
Fixed services	1,001	1,094	1,087	(8.5)%	(7.9)%
Other revenues	83	86	108	(3.7)%	(23.1)%
Rest of World	5,469	5,494	5,821	(0.5)%	(6.1)%
Enterprise	4,664	4,776	4,855	(2.3)%	(3.9)%
Voice services	1,215	1,312	1,321	(7.4)%	(8.0)%
Data services	2,165	2,250	2,269	(3.8)%	(4.6)%
Integration and IT solutions	1,284	1,214	1,265	5.8%	1.5%
International Carriers and Shared Services	1,340	1,329	1,273	0.9%	5.3%
International Carriers	1,133	1,125	1,069	0.7%	6.0%
Shared Services	207	203	204	1.9%	1.4%
Inter-segment eliminations	(1,597)	(1,677)	(1,633)	-	-
Group total	29,397	30,355	30,765	(3.2)%	(4.4)%
3rd quarter
France	4,826	4,978	4,980	(3.1)%	(3.1)%
Mobile services	1,924	2,079	2,079	(7.4)%	(7.4)%
Mobile equipment sales	141	123	123	14.6%	14.6%
Fixed services	2,638	2,653	2,653	(0.6)%	(0.6)%
Fixed services retail	1,639	1,729	1,729	(5.2)%	(5.2)%
Fixed wholesale	999	924	924	8.1%	8.1%
Other revenues	123	123	126	(0.3)%	(2.3)%
Spain	977	1,040	1,040	(6.1)%	(6.1)%
Mobile services	623	706	706	(11.8)%	(11.8)%
Mobile equipment sales	118	121	121	(2.8)%	(2.8)%
Fixed services	235	209	209	12.5%	12.5%
Other revenues	1	3	3	(71.6)%	(71.6)%
Poland	730	757	752	(3.6)%	(3.0)%
Mobile services	341	363	356	(6.0)%	(4.3)%
Mobile equipment sales	31	8	8	267.8%	274.4%
Fixed services	329	359	353	(8.4)%	(6.8)%
Other revenues	29	27	35	7.0%	(17.0)%
Rest of World	1,808	1,815	1,944	(0.4)%	(7.0)%
Enterprise	1,525	1,551	1,558	(1.7)%	(2.1)%
Voice services	391	423	425	(7.6)%	(8.0)%
Data services	716	740	742	(3.1)%	(3.4)%
Integration and IT solutions	417	388	391	7.5%	6.6%
International Carriers and Shared Services	476	460	443	3.5%	7.6%
International Carriers	411	393	374	4.5%	9.8%
Shared Services	65	67	68	(2.6)%	(4.4)%
Inter-segments eliminations	(536)	(569)	(555)	-	-
Group total	9,805	10,031	10,162	(2.3)%	(3.5)%

appendix 2: analysis of restated consolidated EBITDA

	2014	2013	change
		comparable basis	comparable basis
In millions of euros			(in %)
September 30
Revenues	29,397	30,355	(3.2)%
External purchases	(12,527)	(13,036)	(3.9)%
as % of revenues	42.6%	42.9%	(0.3)pt
of which:
Interconnection costs	(3,519)	(3,676)	(4.3)%
as % of revenues	12.0%	12.1%	(0.1)pt
Other network and IT expenses	(2,082)	(2,094)	(0.6)%
as % of revenues	7.1%	6.9%	0.2pt
Property & general expenses, other and capitalised costs	(2,379)	(2,390)	(0.4)%
as % of revenues	8.1%	7.9%	0.2pt
Commercial expenses and content costs	(4,547)	(4,877)	(6.8)%
as % of revenues	15.5%	16.1%	(0.6)pt
Labour expenses*	(6,377)	(6,572)	(3.0)%
as % of revenues	21.7%	21.7%	0.0pt
Other operating income and expenses*	(1,153)	(1,069)	7.8%
Gains (losses) on disposals of assets*	58	31	-
Restructuring costs*	(13)	(26)	-
Restated EBITDA*	9,385	9,683	(3.1)%
as % of revenues	31.9%	31.9%	0.0pt

*  EBITDA restatements relate to the following exceptional events:

Over the first nine months of 2014:

•

a net expense of 333 million euros related to the total payment of certain legal disputes in France and at the Group level, in particular a settlement fee pursuant to the agreement signed in March 2014 between Orange and Bouygues Telecom;

•

an expense of 222 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses;

•

a restructuring expense of 76 million euros;

•

income from asset disposals of 281 million euros related to the disposal of Orange Dominicana in the Dominican Republic;

•

income from asset disposals of 71 million euros related to the disposal of Wirtualna Polska in Poland;

•

income from asset disposals of 41 million euros related to the disposal of Bull shares.

Over the first nine months of 2013:

•

an expense of 116 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses;

•

a restructuring expense of 4 million euros;

•

net proceeds from various litigation cases of 18 million euros.

	2014	2013	change
		comparable basis	comparable basis
In millions of euros			(in %)
3rd quarter
Revenues	9,805	10,031	(2.3)%
External purchases	(4,198)	(4,254)	(1.3)%
as % of revenues	42.8%	42.4%	0.4pt
of which:
Interconnection costs	(1,193)	(1,182)	0.9%
as % of revenues	12.2%	11.8%	0.4pt
Other network and IT expenses	(693)	(692)	0.2%
as % of revenues	7.1%	6.9%	0.2pt
Property & general expenses, other and capitalised costs	(793)	(776)	2.2%
as % of revenues	8.1%	7.7%	0.3pt
Commercial expenses and content costs	(1,519)	(1,604)	(5.3)%
as % of revenues	15.5%	16.0%	(0.5)pt
Labour expenses*	(1,993)	(2,058)	(3.1)%
as % of revenues	20.3%	20.5%	(0.2)pt
Other operating income and expenses*	(393)	(394)	(0.4)%
Gains (losses) on disposals of assets*	32	6	-
Restructuring costs*	(8)	(10)	-
Restated EBITDA*	3,245	3,322	(2.3)%
as % of revenues	33.1%	33.1%	(0.0)pt

*  EBITDA restatements relate to the following exceptional events:

In the 3rd quarter of 2014:

•

an expense of 38 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses;

•

a restructuring expense of 21 million euros;

•

income from asset disposals of 44 million euros, including 41 million euros related to the disposal of Bull shares.

In the 3rd quarter of 2013:

•

an expense of 38 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses;

•

net proceeds from various litigation cases of 5 million euros.

appendix 3: key performance indicators

	30 September 2014	30 September 2013
Orange Group
Total number of customers* (millions)	239.507	232.503
Mobile service customers* (millions)	182.055	174.677
- of which contract customers (millions)	63.757	60.144
Fixed broadband service customers (millions)	15.832	15.297
- of which IPTV and satellite TV customers (millions)	6.956	6.306
France
Mobile services
Number of customers* (millions)	27.152	26.768
- of which contract customers (millions)	21.579	20.447
Total ARPU (euros)	23.0	25.3
Fixed services
Number of fixed consumer lines (millions)	16.663	17.288
Number of broadband customers (millions)	10.258	10.046
Broadband market share at end of period (%)	40.0**	40.7
Broadband ARPU (euros)	33.4	34.1
Number of wholesale lines (millions)	13.649	12.973
Spain
Mobile services
Number of customers* (millions)	12.668	12.414
- of which contract customers (millions)	9.337	8.793
Total ARPU (euros)	15.8	19.8
Fixed services
Number of broadband customers (millions)	1.894	1.594
Broadband ARPU (euros)	30.1	32.6
Poland
Mobile services
Number of customers* (millions)	15.591	15.126
- of which contract customers (millions)	7.533	7.052
Total ARPU (PLN)	32.1	35.8
Fixed services
Number of fixed telephone lines (millions)	5.331	5.894
Number of broadband customers (millions)	2.269	2.306
Broadband ARPU (PLN)	60.6	59.6
* Excluding customers of MVNOs ** Company estimate.

	30 September 2014	30 September 2013
Rest of World
Mobile services
Total number of customers* (millions)	114.398	107.807
- of which contract customers (millions)	17.931	16.774
Mobile customers by region (millions)
- Europe	20.105	19.888
- Africa and the Middle East	94.293	84.616
- Other operations**	-	3.303
Fixed services
Total number of telephone lines (thousands)	1,906	2,025
Number of broadband customers (thousands)	1,014	995
Enterprise
France
Number of legacy telephone lines (thousands)	3,205	3,425
Number of IP-VPN accesses (thousands)	293	292
Number of XoIP connections (thousands)	78	71
World
Total number of IP-VPN accesses worldwide (thousands)	343	341
EE (United Kingdom) ***
Mobile services
Number of customers* (millions)	24.490	25.123
- of which contract customers (millions)	14.757	14.156
Total ARPU (£/month, based on quarterly revenues)	19.1	19.0
Fixed services
Number of broadband customers (thousands)	793	714

* Excluding customers of MVNOs.
** Disposal of Orange Dominicana on 9 April 2014.
*** The EE customer bases are 50% consolidated in the Orange Group customer bases.

appendix 4: glossary

Key figures

comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortisation. This indicator corresponds to operating income before depreciation and amortisation, before revaluation related to acquisitions of controlling interests, before reversal of currency translation reserves of liquidated entities, before impairment of goodwill and assets, and before income from associates. EBITDA is not a financial performance indicator as defined by IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases.

average number of employees (full time equivalents): average number of active employees on the last day of the period, prorated for their work time, including both permanent contracts and fixed-term contracts.

Mobile services

revenues from mobile services: include revenues generated by incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services, machine to machine, roaming revenues from customers of other networks (national and international roaming), revenues with mobile virtual network operators (MVNO) and revenues from network sharing.

mobile ARPU: the annual average revenues per user (ARPU) are calculated by dividing the revenues from incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services, international roaming and incoming calls from MVNOs over the past twelve months, by the weighted average number of customers over the same period, excluding "machine to machine" customers. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. Mobile ARPU is expressed as monthly revenues per customer.

roaming: use of a mobile service on the network of an operator other than that of the subscriber.

MVNO: Mobile Virtual Network Operator. These are operators that do not have their own radio network and thus use the infrastructure of third-party networks.

Fixed services

revenues from fixed services: include traditional fixed telephony, fixed broadband services, enterprise solutions and networks6 and carrier services (notably national and international interconnections, unbundling and wholesale telephone line rentals).

fixed broadband ARPU (ADSL, FTTH, VDSL, satellite and WiMAX): the average revenues per user (ARPU) of broadband services per year are calculated by dividing the revenues generated by consumer broadband services over the past twelve months by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of accesses at the start and end of the month. Fixed broadband ARPU is expressed as monthly revenues per access.

__________________________

6   With the exception of France, where entreprise solutions and networks are listed under the Enterprise business segment.

ORANGE

Date: October 23, 2014	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations